SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp communicates the announcement of the payment of interim dividends” dated on October 02, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

COMMUNICATES THE ANNOUNCEMENT OF THE PAYMENT OF INTERIM DIVIDENDS

October 02, 2003 (01 page)

For more information, contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil, October 02, 2003) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP), in accordance with the resolutions taken by the Board of Directors at the Meeting held on October 02, 2003, ad referendum of the General Shareholders’ Meeting, hereby informs its shareholders that it will grant interim dividends for a total amount of R$ 1,803,000,000.00 (one billion, eight hundred three million reais), according to the table below. The aforementioned intermediary dividends have been declared based on the retained earnings as of the financial statements as of June 30, 2003 and according to article 28 of the Company’s bylaws and articles 204 and 205 of Law # 6404/76.

The common and preferred shareholders individually registered as such at the end of the day, on October 02, 2003 will be able to receive the dividends. After this date, the shares will be traded as “ex-dividends”. The payment of said dividends will start on October 20, 2003.

Type of share	Common	Preferred

Amount per lot of 1,000 shares: R$	3.425025185891	3.767527704480(*)

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance to the single paragraph of the article 28 of the Company’s bylaws, said interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2003, ad referendum, of the General Shareholders’ Meeting that will approve the financial statements for the year 2003.

INCOME TAX WITHHOLDING

Dividends are exempt of Income Tax withholding, in accordance to Law # 9245/95.

PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco Real.

V—ADDITIONAL INFORMATION

Dividends not claimed within the period of three years after the date of the beginning of the payment will be forfeited in favor of the company (Federal Law # 6404 of December 15, 1976, Article 287, II, a)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: October 02, 2003.	By:	/S/ CHARLES E. ALLEN

		Name:	Charles E. Allen
		Title:	Investor Relations Director